Exhibit 99.1

TuanChe to Hold 2021 Annual General Meeting on November 17, 2021

BEIJING, October 4, 2021— TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that it would hold its 2021 annual general meeting of shareholders at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China on November 17, 2021, at 10:00 a.m. (local time).

The proposals to be submitted for shareholders’ approval at the annual general meeting include (1) the ratification of the appointment of  Marcum Bernstein & Pinchuk LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2021, and (2) the amendment of Article 78 of the Seventh Amended and Restated Articles of Association of TuanChe Limited. The Board has fixed October 8, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Holders of the Company's American Depositary Shares are welcome to attend the AGM in person but will not be able to exercise shareholders’ rights at the AGM.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6398-2942
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com

Yang Song
Tel: +86 (10) 6508-0677
Email: tuanche@tpg-ir.com